[redacted]

14048021

X AB 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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FEB 28 2014
WASH. D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Princor Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street

(No. and Street)

Des Moines, Iowa 50392-0200

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy W. Bollin 515-362-1345

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SB 3/20/14

Oath or Affirmation

I, Tracy W. Bollin, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Princor Financial Services Corporation, as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public

CHANTELLE MORONE
Commission Number 755325
My Commission Expires
October 20, 2014

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Income
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( )	(o)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Princor Financial Services Corporation

Financial Statements and Supplemental Information

Years Ended December 31, 2013 and 2012

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Princor Financial Services Corporation

We have audited the accompanying financial statements of Princor Financial Services Corporation (the Company), which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princor Financial Services Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2014

Princor Financial Services Corporation

Statements of Financial Condition

	December 31	
	2013	**2012**
Assets		
Cash	**$ 17,222,378**	$ 14,928,751
Receivables from:		
Affiliates	**4,089,544**	3,236,870
Others	**2,137,935**	1,751,035
Prepaid expenses	**426,129**	318,585
Net deferred income taxes	**1,625,828**	2,040,112
Total assets	**$ 25,501,814**	$ 22,275,353
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 809,656**	$ 666,789
Income taxes payable	**517,042**	483,287
Accounts payable	**1,316,733**	604,464
Payables to:		
Principal Life Insurance Company	**3,286,759**	2,452,782
Other affiliates	**1,586,598**	1,187,950
Total liabilities	**7,516,788**	5,395,272
Stockholder's equity:		
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.)	**400,000**	400,000
Additional paid-in capital	**10,742,469**	9,130,039
Retained earnings	**6,842,557**	7,350,042
Total stockholder's equity	**17,985,026**	16,880,081
Total liabilities and stockholder's equity	**$ 25,501,814**	$ 22,275,353

See accompanying notes.

Princor Financial Services Corporation

Statements of Operations

	Year Ended 2013	2012
Brokerage revenues:		
Commissions:		
Principal Mutual Funds	**$ 16,570,190**	$ 15,901,466
Other mutual funds	**11,602,368**	10,331,179
General securities	**57,583,484**	47,343,385
Variable annuities and flexible variable life policies	**6,777,528**	6,881,737
Distribution and shareholder servicing fees	**27,340,119**	22,795,551
Retirement plan revenue	**158,978,668**	138,381,356
Total brokerage revenues	**278,852,357**	241,634,674
Less commission – related expenses:		
Commission to advisors	**38,932,726**	32,125,382
Commission to brokers	**13,056,870**	12,591,536
Commission to other broker-dealers	**997,535**	745,489
Distribution fees	**8,114,671**	6,610,516
Field personnel allocated expenses	**5,324,835**	4,259,023
Other distribution expenses	**8,570,077**	7,008,521
Retirement plan expenses	**158,978,668**	138,381,356
Total commission – related expenses	**233,975,382**	201,721,823
Net brokerage revenues	**44,876,975**	39,912,851
Other revenues:		
Other revenue	**3,000**	–
Interest	–	145,672
Net investment gains	–	241,446
Total other revenues	**3,000**	387,118
Operating expenses:		
Salaries and benefits	**25,859,456**	22,732,022
General and administrative expenses	**12,857,135**	11,106,162
Total operating expenses	**38,716,591**	33,838,184
Income from operations before income taxes	**6,163,384**	6,461,785
Income taxes	**2,577,071**	2,657,321
Net income	**$ 3,586,313**	$ 3,804,464

See accompanying notes.

Princor Financial Services Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2012	$ 400,000	$ 7,637,229	$ 20,623,867	$ 28,661,096
Net income	–	–	3,804,464	3,804,464
Dividend paid to PFSI	–	–	(17,000,000)	(17,000,000)
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	1,492,810	(78,289)	1,414,521
Balance at December 31, 2012	400,000	9,130,039	7,350,042	16,880,081
Net income	–	–	**3,586,313**	**3,586,313**
Dividend paid to PFSI	–	–	**(4,000,000)**	**(4,000,000)**
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	**1,612,430**	**(93,798)**	**1,518,632**
Balance at December 31, 2013	**$ 400,000**	**$ 10,742,469**	**$ 6,842,557**	**$ 17,985,026**

See accompanying notes.

Princor Financial Services Corporation

Statements of Cash Flows

	Year Ended 2013	Year Ended 2012
Operating activities		
Net income	**$ 3,586,313**	$ 3,804,464
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Reinvested dividends from long-term mutual funds	–	(145,714)
Net investment gains	–	(241,446)
Allocation of stock-based compensation	**1,612,430**	1,492,810
Equity distribution in the form of common stock to employees	**(93,798)**	(78,289)
Deferred income taxes	**414,284**	2,134,903
Changes in operating assets and liabilities:		
Due from others and prepaid expenses	**(494,444)**	(147,496)
Due to Principal Life Insurance Company	**833,977**	105,594
Due to/from mutual funds and other affiliates	**(454,026)**	(76,008)
Commissions payable, accounts payable, and income taxes recoverable/payable	**888,891**	(270,451)
Net cash provided by operating activities	**6,293,627**	6,578,367
Investing activities		
Sale of long-term investments	–	9,982,008
Net cash from investing activities	–	9,982,008
Financing activities		
Payment of dividend to Principal Financial Services, Inc.	**(4,000,000)**	(17,000,000)
Net cash distributed in financing activities	**(4,000,000)**	(17,000,000)
Net increase (decrease) in cash and cash equivalents	**2,293,627**	(439,625)
Cash and cash equivalents beginning of year	**14,928,751**	15,368,376
Cash and cash equivalents end of year	**$ 17,222,378**	$ 14,928,751
Supplemental disclosure of cash flow information		
Net cash paid during the year for income taxes	**$ 2,061,988**	$ 782,784

See accompanying notes.

1. Organization and Nature of Business

Princor Financial Services Corporation (the Company) is an introducing broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company engages primarily in the sale of shares of mutual funds, including open-end investment companies (Principal Mutual Funds) organized by Principal Life Insurance Company (PLIC), an affiliate, and registered variable annuity contracts and flexible variable life policies issued by PLIC.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc. (PFG), a Delaware business corporation.

Reclassifications have been made to prior year financial statements to conform to the December 31, 2013 presentation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, wrap products of a registered investment advisor, and general securities and is recorded on a trade-date basis.

2. Significant Accounting Policies (continued)

Investments

All long-term investments held by the Company were disposed of during the year ended December 31, 2012. The Company's long-term investments consisted of investments in various Principal Mutual Funds, which were reported at fair value. Fair values of the mutual funds are determined by reference to published net asset values per share. The resulting change in the difference between cost and fair value is included in net income. Realized gains and losses on sales of investments are determined on the basis of specific identification of securities sold.

Proceeds from the sale of investments totaled $9,982,008 for the year ended December 31, 2012. Realized loss on the sale of investments totaled $427,561 and was determined on the basis of specific identification of securities sold for the year ended December 31, 2012.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company paid taxes of $2,061,988 and $782,784 during 2013 and 2012, respectively.

The Company's income tax expense was as follows:

	For the Year Ended December 31,	
	2013	**2012**
Current income taxes:		
U.S. federal	**$ 1,709,18(**	$ 419,37:
State	**453,607**	103,043
Total current income taxes	**2,162,787**	522,418
Deferred income taxes:		
U.S. federal	**337,269**	1,710,047
State	**77,015**	424,856
Total deferred income taxes	**414,284**	2,134,903
Total income taxes	**$ 2,577,071**	$ 2,657,321

Effective Income Tax Rate

The effective rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2013 and 2012 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2013 and 2012.

3. Income Taxes (continued)

The Company does not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes were as follows:

	December 31,	
	2013	**2012**
Deferred income tax assets:		
Stock compensation	**$ 1,072,874**	$ 1,298,991
Employee benefits	**637,564**	517,609
Unrealized loss on long-term investments		268,943
Other deferred income tax assets	**86,694**	82,640
Total deferred income tax assets	**1,797,132**	2,168,183
Deferred income tax liabilities:		
Prepaid Expenses	**(171,304)**	(128,071)
Total deferred income tax (liabilities)	**(171,304)**	(128,071)
Total net deferred income tax assets (liabilities)	**$ 1,625,828**	$ 2,040,112

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

The Internal Revenue Service (IRS) completed its examinations of tax years 2004 through 2008. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and will file claims for refund relating to disputed adjustments for tax years 2006 through 2008 in 2014. The IRS commenced the audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012 and for 2011 during the first quarter of 2013. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

4. Net Capital Requirements

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (the clearing broker-dealer). The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had defined net capital of $10,892,249, which was $10,391,130 in excess of its required net capital of $501,119. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

The Company has a special bank account, with a balance of $35,933 and $42,116 at December 31, 2013 and 2012, respectively, as required under Rule 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers."

5. Related-Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from PLIC and Principal Mutual Funds:

- The Company collects commissions for the sale of Principal Mutual Funds and variable annuity and flexible variable life products offered by Principal Life.

- The Company receives distribution (Rule 12b-1) and shareholder servicing fees from Principal Mutual Funds and nonproprietary mutual funds used by other product lines offered.

The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2013 and 2012, were $30,915,171 and $27,139,964, respectively.

5. Related-Party Transactions (continued)

PFG has allocated the expenses associated with stock based compensation to each of its subsidiaries, with the allocation aggregating $1,612,430 and $1,492,810 to the Company for the years ended December 31, 2013 and 2012, respectively. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the SEC, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

Supplementary Information

Princor Financial Services Corporation

Computation of Net Capital – Pursuant to Rule 15(c)3-1

December 31, 2013

Computation of Net Capital

Total stockholder's equity		$ 17,985,026
Deductions and/or charges:		
Non-allowable assets:		
Receivables from non-customers	$ 6,064,483	
Other assets	1,016,987	
Other deductions	7,601	
Total deductions and/or charges		7,089,071
Net capital before haircuts on securities positions		10,895,955
Haircuts on securities positions		3,706
Net capital		$ 10,892,249
Computation of alternative net capital requirement:		
Net capital requirement (minimum)		$ 501,119
Aggregate indebtedness		$ 7,516,788
Excess net capital		$ 10,391,130

Princor Financial Services Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2013

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation	X
D. (k)(3) – Exempted by order of the Commission	______

Princor Financial Services Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2013

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 part IIA filing submitted to FINRA.

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Financial Statements and Supplementary Information

Princor Financial Services Corporation
Years Ended December 31, 2013 and 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

Financial Statements and Supplementary Information

Princor Financial Services Corporation
Years Ended December 31, 2013 and 2012
With Report of Independent Registered Public Accounting Firm